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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      SANTA BARBARA RESTAURANT GROUP, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)
                                   801378 10 0
                                 (CUSIP Number)


                               MICHAEL C. LOWTHER
                             CHIEF EXECUTIVE OFFICER
                        AMERICAN NATIONAL FINANCIAL, INC.
                       1111 EAST KATELLA AVENUE, SUITE 220
                                ORANGE, CA 92867
                             TELEPHONE: 714/289-4300
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   COPIES TO:
                             C. CRAIG CARLSON, ESQ.
                         STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE, 1600
                             NEWPORT BEACH, CA 92660
                            TELEPHONE: (949) 725-4000


                                 OCTOBER 5, 2000
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


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                                  SCHEDULE 13D

CUSIP NO. 801378 10 0                                          PAGE 2 OF 8 PAGES

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1           NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            American National Financial, Inc.           33-0731548
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

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3           SEC USE ONLY


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4           SOURCE OF FUNDS
                     WC

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5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

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6           CITIZENSHIP OR PLACE OF ORGANIZATION

            California
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          NUMBER OF SHARES            7        SOLE VOTING POWER
         BENEFICIALLY OWNED
         BY EACH REPORTING                     1,656,453
            PERSON WITH            ---------------------------------------------
                                      8        SHARED VOTING POWER

                                               -0-
                                   ---------------------------------------------
                                      9        SOLE DISPOSITIVE POWER

                                               1,656,453
                                   ---------------------------------------------
                                      10       SHARED DISPOSITIVE POWER

                                               -0-
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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,656,453
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12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]

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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            approximately 9.56%
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14          TYPE OF REPORTING PERSON

            CO
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ITEM 1.   SECURITY AND ISSUER

         The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the common stock, par value $.08 per share (the "Common Stock"), of Santa Barbara Restaurant Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3916 State Street, Santa Barbara, California 93105.


ITEM 2.   IDENTITY AND BACKGROUND

         This Statement is being filed by American National Financial, Inc., a California corporation ("ANFI"). The principal executive offices of ANFI are located at 1111 East Katella Avenue, Suite 220, Orange, California, 92867. ANFI is engaged in the title insurance industry.

         Information regarding the directors and executive officers of ANFI is set forth on Schedule I attached hereto, which is hereby incorporated by reference. All of the directors and executive officers of ANFI are citizens of the United States.

         During the last five years, neither ANFI nor, to the last knowledge of ANFI, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On October 5, 2000, ANFI acquired 1,656,453 shares of the Company's Common Stock from CKE Restaurants, Inc., a Delaware corporation ("CKE") for $1,656,453.

         On July 19, 2000, William P. Foley II purchased 16,000 shares of Company Common Stock for $0.9066 per share, paying cash. On July 20, 2000, Mr. Foley purchased 5,000 shares of Company Common Stock for $0.9385 per share, and 20,900 shares of Company Common Stock for $0.9377 per share, paying cash. On July 25, 2000, Mr. Foley purchased 12,700 shares of Company Common Stock for $0.9379 per share, paying cash. On July 26, 2000, Mr. Foley purchased 20,000 shares of Company Common Stock for $0.9477 per share, paying cash. On July 27, 2000, Mr. Foley purchased 63,500 shares of Company Common Stock for $0.9985 per share, paying cash.

         On August 2, 2000, Mr. Foley purchased 28,200 shares of Company Common Stock for $1.022 per share, paying cash. On August 3, 2000, Mr. Foley purchased 3,200 shares of Company Common Stock for $1.025 per share, paying cash. On August 4, 2000, Mr. Foley purchased 42,000 shares of Company Common Stock for $$1.00 per share, paying cash. On August 7, 2000, Mr. Foley purchased 36,000 shares of Company Common Stock for $0.99 per share and 56,600 shares of Company Common Stock for $0.989 per share, paying cash. On August 8, 2000, Mr. Foley purchased 25,000 shares of Company Common Stock for $1.00 per share, paying cash. On August 18, 2000, Mr. Foley purchased 150,500 shares of Company Common Stock for $0.916 per share,


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

paying cash. On August 22, 2000, Mr. Foley purchased 12,700 shares of Company Common Stock for $0.915 per share, paying cash.

         On September 28, 2000, Wayne D. Diaz, the President and a director of ANFI, purchased 3,308 shares of Company Common Stock for $0.875 per share, paying cash. On October 10, 2000, Mr. Diaz purchased 5,000 shares of Company Common Stock for $0.875 per share, paying cash.

ITEM 4.   PURPOSE OF TRANSACTION

         The primary purposes of the purchase by ANFI of the Company's Common Stock is for investment.

         Subject to applicable legal requirements and the factors referred to below, ANFI does not presently intend to purchase any additional shares of Company Common Stock, but it may determine to purchase additional shares of Company Common Stock, in open market or privately negotiated transactions from time to time. ANFI also may determine to dispose of any portion or all of such shares at any time, or from time to time. In determining whether to purchase or dispose of shares of Company Common Stock, ANFI intends to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Company Common Stock, other investment and business opportunities available to the Company, developments with respect to ANFI's business, and general economic, monetary and stock market conditions.

         Except as described in this Statement, ANFI has no present plans or proposals which would relate to or result in any of the following:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


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         (i)      A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         (a) As of October 5, 2000, ANFI beneficially owned 1,656,453 shares of Company Common Stock, representing approximately 9.56% of the outstanding shares of Company Common Stock (based on 17,320,292 shares of Company Common Stock outstanding as of September 5, 2000, as disclosed in the Company's Definitive Proxy Statement on Form 14A for the Annual Meeting of the Company's Stockholders on October 12, 2000).

                  As of October 5, 2000, the following persons referred to in
                  Schedule I attached hereto, were beneficial owners of Company Common Stock as follows:

                  (i) William P. Foley II beneficially owned 2,676,700 shares of Company Common Stock (inclusive of currently exercisable options to purchase 1,010,000 shares of Company Common Stock but excluding 6,696,859 shares (including currently exercisable warrants to purchase 1,970,000 shares) of Company Common Stock beneficially owned by Fidelity National Financial, Inc., of which Mr. Foley is a director, executive officer and major stockholder), representing approximately 15.45% of the outstanding shares of Company Common Stock.

                  (ii) Wayne D. Diaz beneficially owned 8,308 shares of Company Common Stock. Mr. Diaz is the President and a director and major shareholder of ANFI.

                  Except as disclosed in this paragraph (a), neither ANFI nor, to the best knowledge of ANFI, any of the persons referred to in Schedule I attached hereto beneficially owns any shares of Company Common Stock.

         (b) ANFI and, to the best knowledge of ANFI, each of the persons referred to in Schedule I attached hereto, has the power to vote, direct the voting of, dispose of and direct the disposition of the Company Common Stock owned by it.

         (c)      Other than the purchases of Company Common Stock described in
                  Item 3 above, neither ANFI nor, to the best knowledge of ANFI, any of the persons referred to in Schedule I attached hereto, has effected any transaction in Company Common Stock during the past 60 days.

         (d) ANFI and, to the best knowledge of ANFI, each of the persons referred to in Schedule I attached hereto, has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Common Stock owned by it.


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ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between ANFI and the Company and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

         None.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: October 16, 2000                  AMERICAN NATIONAL FINANCIAL, INC.


                                        By: /s/ CARL A. STRUNK
                                            ------------------------------------
                                            Name: Carl A. Strunk
                                            Title: Executive Vice President and
                                                   Chief Financial Officer


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                                   SCHEDULE I


            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

         The names, present principal occupations and business addresses of the directors and executive officers of American National Financial, Inc. ("ANFI") are set forth below. If no address is given, the director's or executive officer's business address is that of ANFI. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to ANFI. Each of the named individuals is a citizen of the United States.

DIRECTORS:
----------


Name                           Principal Occupation                  Business Address
----                           --------------------                  ----------------
Michael C. Lowther             Chairman of the Board and Chief
                               Executive Officer

William P. Foley, II           Director, Chairman of the Board
                               and Chief Executive Officer,
                               Fidelity National Financial,
                               Inc.

Wayne D. Diaz                  President

Carl A. Strunk                 Executive Vice President and
                               Chief Financial Officer

Dennis R. Duffy                Executive Vice President

Barbara A. Ferguson            Executive Vice President

Bruce Elieff                   Principal, Sun Cal Companies

Matthew K. Fong                Attorney, Sheppard, Mullin,
                               Richter & Hampton LLP



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EXECUTIVE OFFICERS:
------------------

Name                           Principal Occupation                  Business Address
----                           --------------------                  ----------------
Michael C. Lowther             Chairman of the Board and Chief
                               Executive Officer

Wayne D. Diaz                  President

Carl A. Strunk                 Executive Vice President and
                               Chief Financial Officer

Dennis R. Duffy                Executive Vice President

Barbara A. Ferguson            Executive Vice President



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